UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

Strategic Hotels & Resorts, Inc.
(Name of Issuer)

Cumulative Redeemable Preferred Stock
(Title of Class of Securities)

Series A  86272T304
Series B  86272T403
Series C 86272T502
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[ ]        Rule 13d-1(c)
[x]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

66,652

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

66,652

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66,652

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens Partners Enhanced Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

98,127

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

98,127

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

98,127

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens International Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

36,411

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

36,411

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,411

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens International Enhanced Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

152,436

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

152,436

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

152,436

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens Advisors, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

617,245

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

617,245

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,245

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Havens Associates, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

164,779

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

164,779

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,779

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nancy E. Havens-Hasty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

617,245

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

617,245

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

617,245

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2011.

ITEM 1(a).      NAME OF ISSUER:

Strategic Hotels & Resorts, Inc. (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                200 West Madison Street, Suite 1700
Chicago, Illinois 60606

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Havens Partners, L.P. (the “Havens Onshore Fund”);

•	Havens Partners Enhanced Fund, L.P. (the “Enhanced Onshore Fund”);

•	Havens International Investors, Ltd. (the “Havens Offshore Fund”);
•
•	Havens International Enhanced Fund, Ltd. (the “Enhanced Offshore Fund”);

•	Havens Advisors, L.L.C. (“Havens Advisors”);

•	Havens Associates, L.L.C. (“Havens Associates”); and

•	Nancy E. Havens-Hasty (“Ms. Havens-Hasty”).

Havens Associates is the general partner of the Havens Onshore Fund and the Enhanced Onshore Fund.  Havens Advisors is the management company of the Havens Onshore Fund, the Enhanced Onshore Fund, and the investment manager of the Havens Offshore Fund and the Enhanced Offshore Fund and to another account it separately manages (the “Separately Managed Account”).  Ms. Havens-Hasty is the managing member of each of Havens Associates and Havens Advisors.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of the Havens Onshore Fund, Enhanced Onshore Fund, Havens Advisors, Havens Associates and Ms. Havens-Hasty is 600 Lexington Avenue, 29th Floor, New York, New York 10022.

The business address of each of the Havens Offshore Fund and the Enhanced Offshore Fund is c/o Butterfield Fulcrum Group (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke HM 08, Bermuda.

ITEM 2(c).      CITIZENSHIP:

Ms. Havens-Hasty is a citizen of the United States.

Each of Havens Advisors and Havens Associates is a limited liability company formed under the laws of the State of Delaware.

Each of the Havens Onshore Fund and the Enhanced Onshore Fund is a limited partnership formed under the laws of the State of Delaware.

Each of the Havens Offshore Fund and the Enhanced Offshore Fund is a mutual fund company incorporated under the laws of Bermuda.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

      Cumulative Redeemable Preferred Stock, $.01 par value (the “Preferred Stock”), consisting of 8.50% Series A Cumulative Redeemable Preferred Stock (“Series A Preferred Stock”), 8.25% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”), and 8.25% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”).

ITEM 2(e).      CUSIP NUMBER:

Series A  Preferred Stock 86272T304
Series B  Preferred Stock 86272T403
Series C  Preferred Stock 86272T502

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b),
                         OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
                         A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) Collectively, the Reporting Persons beneficially own 617,245 shares of Preferred Stock.

(ii) The Havens Onshore Fund individually beneficially owns 66,652 shares of Preferred Stock.

(iii) The Enhanced Onshore Fund individually beneficially owns 98,127 shares of Preferred Stock.

(iv) The Havens Offshore Fund individually beneficially owns 36,411 shares of Preferred Stock.

(v) The Enhanced Offshore Fund individually beneficially owns 152,436 shares of Preferred Stock.

(vi) Havens Advisors may be deemed to beneficially own the 353,626 shares of Preferred Stock beneficially owned by the Havens Onshore Fund, the Enhanced Onshore Fund, the Havens Offshore Fund, and the Enhanced Offshore Fund, and an additional 263,619 shares of Preferred Stock held in the Separately Managed Account.

(vii) Havens Associates may be deemed to beneficially own the shares of Preferred Stock owned by the Havens Onshore Fund and the Enhanced Onshore Fund.

(viii) Ms. Havens-Hasty may be deemed to be the beneficial owner of 617,245 shares of Preferred Stock.

(b)	Percent of Class:

(i) Collectively, the Reporting Persons’ beneficial ownership of 617,245 shares of Preferred Stock represents 5.3% of all of the outstanding shares of Preferred Stock.

(ii) The Havens Onshore Fund's individual beneficial ownership of 66,652 shares of Preferred Stock represents 0.6% of all of the outstanding shares of Preferred Stock.

(iii) The Enhanced Onshore Fund’s individual beneficial ownership of 98,127 shares of Preferred Stock represents 0.8% of all of the outstanding shares of Preferred Stock.

(iv) The Havens Offshore Fund’s individual beneficial ownership of 36,411 shares of Preferred Stock represents 0.3% of all of the outstanding shares of Preferred Stock.

(v) The Enhance Offshore Fund’s individual beneficial ownership of 152,436 shares of Preferred Stock represents 1.3% of all of the outstanding shares of Preferred Stock.

(vi) Havens Associates’ beneficial ownership of 164,779 shares of Preferred Stock represents 1.4% of all of the outstanding shares of Preferred Stock.

(vii) Havens Advisors’ and Ms. Havens-Hasty’s beneficial ownership of 617,245 shares of Preferred Stock represents 5.3% of all of the outstanding shares of Preferred Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of Preferred Stock:

Not applicable.

(ii)	Shared power to vote or to direct the vote of Preferred Stock:

The Havens Onshore Fund, Havens Advisors, Havens Associates and Ms. Havens-Hasty have shared power to vote or direct the vote of the 66,652 shares of Preferred Stock individually beneficially owned by the Havens Onshore Fund.

The Enhanced Onshore Fund, Havens Advisors, Havens Associates and Ms. Havens-Hasty have shared power to vote or direct the vote of the 98,127 shares of Preferred Stock individually beneficially owned by the Enhanced Onshore Fund.

The Havens Offshore Fund, Havens Advisors and Ms. Havens-Hasty have shared power to vote or direct the vote of the 36,411 shares of Preferred Stock individually beneficially owned by the Havens Offshore Fund.

The Enhanced Offshore Fund, Havens Advisors and Ms. Havens-Hasty have shared power to vote or direct the vote of the 152,436 shares of Preferred Stock individually beneficially owned by the Enhanced Offshore Fund.

Havens Advisors and Ms. Havens-Hasty have shared power to vote or direct the vote of the 263,619 shares of Preferred Stock with respect to the securities of the Issuer held in the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of Preferred Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of Preferred Stock:

The Havens Onshore Fund, Havens Advisors, Havens Associates and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 66,652 shares of Preferred Stock individually beneficially owned by the Havens Onshore Fund.

The Enhanced Onshore Fund, Havens Advisors, Havens Associates and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 98,127 shares of Preferred Stock individually beneficially owned by the Enhanced Onshore Fund.

The Havens Offshore Fund, Havens Advisors and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 36,411 shares of Preferred Stock individually beneficially owned by the Havens Offshore Fund.

The Enhanced Offshore Fund, Havens Advisors and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 152,436 shares of Preferred Stock individually beneficially owned by the Enhanced Offshore Fund.

Havens Advisors and Ms. Havens-Hasty have shared power to dispose or direct the disposition of the 263,619 shares of Preferred Stock with respect to the securities of the Issuer held in the Separately Managed Account.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                       WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
                       PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                                                                                                     SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  February 13, 2012

HAVENS PARTNERS, L.P.
By: Havens Associates, L.L.C., as General Partner

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS PARTNERS ENHANCED FUND, L.P.
By: Havens Associates, L.L.C., as General Partner

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS INTERNATIONAL INVESTORS, LTD.
By: Havens Advisors, L.L.C., as Investment Manager

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS INTERNATIONAL ENHANCED FUND, LTD.
By: Havens Advisors, L.L.C., as Investment Manager

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS ADVISORS, L.L.C.

By:   /s/ Nancy E. Havens-Hasty
              Nancy E. Havens-Hasty,
              Managing Member

HAVENS ASSOCIATES, L.L.C.

By:   /s/ Nancy E. Havens-Hasty
              Nancy E. Havens-Hasty,
              Managing Member

/s/ Nancy E. Havens-Hasty
     Nancy E. Havens-Hasty

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Preferred Stock of Strategic Hotels & Resorts, Inc. dated as of February 13, 2012, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 13, 2012

HAVENS PARTNERS, L.P.
By: Havens Associates, L.L.C., as General Partner

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS PARTNERS ENHANCED FUND, L.P.
By: Havens Associates, L.L.C., as General Partner

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS INTERNATIONAL INVESTORS, LTD.
By: Havens Advisors, L.L.C., as Investment Manager

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS INTERNATIONAL ENHANCED FUND, LTD.
By: Havens Advisors, L.L.C., as Investment Manager

By:   /s/ Nancy E. Havens
                             Nancy E. Havens-Hasty,
                             Managing Member

HAVENS ADVISORS, L.L.C.

By:   /s/ Nancy E. Havens-Hasty
              Nancy E. Havens-Hasty,
              Managing Member

HAVENS ASSOCIATES, L.L.C.

By:   /s/ Nancy E. Havens-Hasty
              Nancy E. Havens-Hasty,
              Managing Member

/s/ Nancy E. Havens-Hasty
     Nancy E. Havens-Hasty

EXHIBIT B

Havens Partners, L.P.

Havens Partners Enhanced Fund, L.P.

Havens International Investors, Ltd.

Havens International Enhanced Fund, Ltd.

Havens Advisors, L.L.C.

Havens Associates, L.L.C.

Nancy E. Havens-Hasty